UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4801

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BARNES GROUP INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

Barnes Group Inc. Retirement Savings Plan
Financial Statements and Supplemental Information
Years ended December 30, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the
Barnes Group Inc. Retirement Savings Plan
Bristol, Connecticut

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Barnes Group Inc. Retirement Savings Plan (the Plan) as of December 30, 2020 and 2019, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the accompanying schedules of assets (held at year end) as of December 30, 2020, and reportable transactions for the year then ended has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fiondella, Milone & LaSaracina LLP

We have served as the Company's auditor since 2007.
Glastonbury, CT
June 25, 2021

Barnes Group Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 30,
	2020	2019
Assets
Cash and cash equivalents	$1,951,331	$2,818,006
Investments at fair value:
Mutual funds	231,331,100	211,644,535
Managed income portfolio fund	46,364,746	46,197,402
Barnes Group Inc. common stock	37,124,631	50,658,894
Total investments at fair value	314,820,477	308,500,831
Receivables:
Notes receivable from participants	3,924,312	4,249,713
Employer profit sharing contributions	1,938,885	3,797,181
Employer matching contributions	1,151,543	1,344,230
Total receivables	7,014,740	9,391,124

Net assets available for benefits	$323,786,548	$320,709,961

See accompanying notes.

Barnes Group Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 30,
	2020	2019
Additions
Investment income:
Interest and dividend income	$13,300,999	$13,773,703
Net appreciation in fair value of investments	23,047,481	39,872,855
Total investment income	36,348,480	53,646,558
Contributions:
Employer match	3,503,147	4,335,322
Participant	8,577,049	9,663,222
Rollover	827,918	559,658
Profit sharing	1,938,885	3,797,181
Total contributions	14,846,999	18,355,383

Interest on notes receivable from participants	198,655	220,598
Total additions	51,394,134	72,222,539

Deductions
Benefit payments	48,343,768	36,144,540
Administrative expenses, net of revenue sharing	(26,221)	(29,895)
Total deductions	48,317,547	36,114,645

Net increase in assets available for benefits	3,076,587	36,107,894
Net assets available for benefits:
Beginning of year	320,709,961	284,602,067
End of year	$323,786,548	$320,709,961
See accompanying notes.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Barnes Group Inc. (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description on the Plan’s provisions.

General

The Plan is a defined contribution plan. Full-time salaried and non-union hourly United States employees of the Company are eligible to participate in the Plan. Members of collective bargaining units are not eligible to participate. Eligible employees may elect to enroll in the Plan immediately, however all newly eligible employees are automatically enrolled in the Plan sixty days following the date of hire unless they choose to opt-out of the Plan.

The COVID-19 pandemic has resulted in a disruption in business activities worldwide and caused weakened economic conditions in the United States. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was signed into law. The CARES Act contains several provisions that temporarily impact the Plan such as suspending minimum required distributions, an increased loan limit of $100,000, a suspension of loan repayments and coronavirus-related hardship withdrawal options. The Company has adopted these provisions into the Plan.

Participant Accounts

Each participant’s account is credited with (1) the participant’s contribution and allocations of (2) the Company’s contributions, if any, and (3) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and offset administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options

All investment programs are fully participant-directed. Participants may direct the investment of their contributions, the Company’s discretionary matching contributions, retirement contributions, and profit sharing contributions, if any, into any of the Plan’s available investment options.

Contributions

Subject to certain restrictions which may be applied to highly-compensated employees, participants may elect to make contributions to the Plan through payroll deductions of between 1% and 75% (in whole percentages) of their Plan compensation. In accordance with the Internal Revenue Code, participant pre-tax contributions could not exceed $19,500 in 2020 and $19,000 in 2019, with the exception of certain allowable catch-up contributions for participants who will be at least 50 by the end of the year. Such contributions may be made on a pre-tax or after-tax basis. After-tax contributions are not subject to matching Company contributions and the combined pre-tax and after-tax deduction cannot exceed 75% of Plan compensation (the after-tax portion of which cannot exceed 10% of Plan compensation). A participant may also elect to increase or reduce the amount of contributions at any time.

Participants may elect to rollover amounts from other qualified plans. Additions to Net Assets during 2020 and 2019 included participant rollovers of $827,918 and $559,658, respectively.

All profit sharing contributions are made by the Company. For all participating divisions, a profit sharing contribution is made by the Company ranging from 3.5% to 7.0% of each eligible employee’s paid compensation which includes base wages, overtime, shift differential and commissions. Profit sharing contributions for the years ended December 30, 2020 and 2019 were $1,938,885 and $3,797,181, respectively.

The Company match is equal in value to 50% of the participants’ pre-tax contribution up to 6% of their Plan compensation. The Company matching contributions for the years ended December 30, 2020 and 2019 were $2,419,892 and $3,219,450, respectively.

The Company closed its U.S. salaried defined benefit pension plan to employees hired on or after January 1, 2013 with no impact to the benefits of existing participants. The Retirement Savings Plan was therefore amended and restated effective January 1, 2013 to incorporate a new retirement contribution for certain eligible participating division employees. Each participating division employee hired, rehired or reclassified by the Company from an ineligible to eligible participation category under the Plan on or after January 1, 2013 will be eligible to receive a Company contribution equal to 4% of their Plan compensation for each Plan year.

All retirement contributions are made by the Company. For all participating employees, the contribution is equal to 4% of each eligible employee’s compensation, which includes base wages, overtime, shift differential and commissions. Retirement contributions for the years ended December 30, 2020 and 2019 were $1,083,255 and $1,115,872, respectively.

Benefits

Upon a participant’s separation from service due to termination, death, disability or retirement, benefits may be distributed to him or her or his or her beneficiary (in the event of death) in a single lump-sum amount equal to the vested value of his or her account. Active participants may also withdraw funds from their accounts due to age or under certain hardship conditions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowances for credit losses have been recorded as of December 30, 2020 and 2019. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, not including the profit sharing portion or the incremental discretionary retirement Company contribution of 4%. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Personal loan terms can be up to five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable rate of interest as established by the Benefits Committee in a nondiscriminatory manner.

Upon adoption of the CARES Act, the Plan allowed for participants to borrow from their fund accounts up to a maximum equal to the lesser of $100,000 or 100% of their vested account balance on loans that commenced between March 27, 2020 and September 22, 2020. In addition, the Plan allowed for participants to defer loan repayments in 2020. If such election were made, the deferred loans amortization schedules were revised on January 1, 2021 and the loan repayment period was extended by the length of time the loans were deferred.

Vesting

A participant is 100% vested in the Company match following two completed years of service with the Company. Participants are always 100% vested with respect to their own contributions plus actual earnings thereon. In addition, Company matching contributions become 100% vested upon death, permanent disability or when the participant reaches age 55. Profit sharing and 4% retirement contributions become 100% vested upon death, permanent disability or when the participant reaches age 65.

Profit sharing vesting is as follows:

(1) For employees of participating divisions:

Period of Service	Vested and Nonforfeitable Percentage
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

Retirement contribution vesting is as follows:

Period of Service	Vested and Nonforfeitable Percentage
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

Trustee

Fidelity Management Trust Company ("Fidelity") is the trustee for all Plan assets. The Benefits Committee, appointed by the Board of Directors of the Company, is responsible for the general administration of the Plan.

Plan Termination

The Company presently intends to continue the Plan indefinitely; however, the Company’s Board of Directors may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Upon termination of the Plan, all participants become fully vested in all Company contributions and earnings credited to their accounts as of the date of such termination.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, a Managed Income Portfolio Fund and Barnes Group Inc. common stock. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s mutual funds are stated at fair value, which is based on quoted market prices in an active market. Purchases and sales of securities are recorded on the trade-date. Interest is recorded on the accrual basis and dividend income on the ex-dividend date.

The Plan’s investments in the Managed Income Portfolio Fund are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 962, Plan Accounting - Defined Contribution Pension Plans ("ASC 962"). The Managed Income Portfolio Fund has been reported using its net asset value ("NAV") as a practical expedient which is a representation of the fair value of the funds.

The fair value of investments in the Company’s common stock is based upon quoted market prices.

The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments (net of investment expenses), which consists of the realized and unrealized gains or losses on those investments.
Fair Value of Investments

The Plan follows FASB ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.
The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Plan’s own credit risk.

In addition to defining fair value, ASC 820 establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels which are determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan provides that all expenses incurred in administering the Plan may be paid by the Plan or the Company. During 2020 and 2019, administrative expenses paid by the Plan include legal, audit, custodial, record-keeping and other administrative expenses.
The Plan is permitted to require participants to pay certain administrative fees in connection with the operation of the Plan from individual participant accounts. Effective April 1, 2019, the Plan was amended and restated to incorporate an annual fee to offset the cost of Plan record-keeping and administration. The annual fees were $72 in 2020 and 2019 per participant record. The annual record-keeping fees are prorated, billed quarterly and applied to any account with a plan balance at the end of each quarter.
The Plan also incorporated a revenue-sharing agreement whereby certain investments return a portion of the investment fees to participant accounts. For the year ended December 30, 2020 and 2019 revenue credits of $352,334 and $208,285 were applied to individual participant accounts and are included within administrative expenses.

Contributions

Employee contributions are recorded in the period in which the employee payroll deductions are made.
3. Fair Value Measurements

The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 30, 2020:

Description	Level 1	Level 2	Level 3	Total
Investments:
Mutual funds	$231,331,100	$—	$—	$231,331,100
Barnes Group Inc. common stock	37,124,631	—	—	37,124,631
Total investments in the fair value hierarchy	268,455,731	—	—	268,455,731
Managed Income Portfolio Fund*	—	—	—	46,364,746
Total investments at fair value	$268,455,731	$—	$—	$314,820,477

*Investments measured at fair value using the NAV as a practical expedient have not been classified within the fair value hierarchy.

The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 30, 2019:

Description	Level 1	Level 2	Level 3	Total
Investments:
Mutual funds	$211,644,535	$—	$—	$211,644,535
Barnes Group Inc. common stock	50,658,894	—	—	50,658,894
Total investments in the fair value hierarchy	262,303,429	—	—	262,303,429
Managed Income Portfolio Fund*	—	—	—	46,197,402
Total investments at fair value	$262,303,429	$—	$—	$308,500,831

*Investments measured at fair value using the NAV as a practical expedient have not been classified within the fair value hierarchy.

4. Managed Income Portfolio Fund

The Plan maintains a Managed Income Portfolio Fund ("MIP") with Fidelity. The fund is included in the statements of net assets available for benefits using the NAV practical expedient, which is a representation of the fund's fair value. The NAV represents contributions made, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The MIP average yield and crediting rates for 2020 were 2.16% and 1.49%, respectively. The average yield and crediting rates for 2019 were 2.71% and 2.24%, respectively.

There were no unfunded commitments on the MIP as of December 30, 2020. Participant level transactions take place daily with the liquidation typically being requested one day and processed the next business day. The Plan level liquidations require notice to Fidelity and could result in the MIP investment being placed into an account for investments only for up to one year.

5. Notes Receivable from Participants

Participants may elect to take loans from their accumulated vested account balances in the Plan subject to certain limitations. The loans are withdrawn from the participants’ fund balances based upon the percentages in which they were invested and in a sequence as prescribed by the Plan. Interest is charged on the loans at a rate determined quarterly at prime as published in the Wall Street Journal plus one half of one percent (interest rates on outstanding loans at December 30, 2020 ranged from 3.75% to 8.75%). Interest charges commence sixty days subsequent to the initial loan date.

Loan repayments are made in equal periodic installments for a period not to exceed five years and are invested on the participant’s behalf in the investment funds per the participant’s investment elections.

6. Benefit Payments and Forfeitures

During 2020 and 2019, benefit payments amounted to $48,343,768 and $36,144,540, respectively.

If a participant terminates their employment with the Company, the portion of Company contributions not vested is forfeited. Such forfeitures amounted to $625,388 and $552,426 in 2020 and 2019, respectively. The amount of forfeitures used to reduce Company contributions and Plan expenses were $552,920 and $405,375 in 2020 and 2019, respectively. Unallocated forfeitures at December 30, 2020 and 2019 were $544,412 and $465,936, respectively. Profit sharing forfeitures are reallocated as Company contributions.

7. Federal Income Tax Status

The U.S. Treasury Department has determined, most recently as of October 31, 2016, that the Plan as originally adopted and amended through January 8, 2016 is a qualified plan under the applicable provisions of the Internal Revenue Code ( the "Code") and, as such, is exempt from Federal income taxes. The Plan has been amended since receiving the determination letter from the U.S. Treasury Department. However, the Plan administrator, which consults regularly with outside legal counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Employees are not taxed currently on Company contributions to the Plan, contributions made under the salary deferral provisions of the Plan, or on income earned by the Plan. However, employees are currently taxed on any after-tax contributions. Internal Revenue Service and applicable state regulations in effect in the year participant distributions are made determine the tax status of such distributions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

8. Exempt Party-In-Interest / Related Party

In 2020, the Plan purchased on the open market 406,000 shares of Barnes Group Inc. common stock at a cost of $18,567,151. The Plan also sold on the open market 480,151 shares for proceeds of $21,622,973. In addition, there were no participant distributions of stock that resulted in the transfer out of shares from the Plan. The Plan received no shares as matching contributions from the Company.

In 2019, the Plan purchased on the open market 217,800 shares of Barnes Group Inc. common stock at a cost of $11,504,479. The Plan also sold on the open market 481,130 shares for proceeds of $26,545,304. In addition, there were no participant distributions of stock that resulted in the transfer out of shares from the Plan. The Plan received no shares as matching contributions from the Company.

The Plan owned 738,211 shares of Barnes Group Inc. common stock or approximately 1% of the outstanding common shares of the Company at December 30, 2020. The Plan owned 812,362 shares of Barnes Group Inc. common stock or approximately 2% of the outstanding common shares of the Company at December 30, 2019.

Certain Plan investments are shares of registered investment companies managed by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for certain record keeping fees, loan origination fees and redemption charges amounted to $326,113 and $178,390 for the years ended December 30, 2020 and 2019, respectively.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 30:

	2020	2019
Net assets available for benefits per the financial statements	$323,786,548	$320,709,961
Deemed defaulted loans	(117,639)	(91,586)
Adjustment from NAV to fair value for the Managed Income Portfolio Fund	1,717,657	625,694
Net assets available for benefits per Form 5500	$325,386,566	$321,244,069

The following is a reconciliation of the net change in net assets available for benefits per the financial statements to Form 5500 as of and for the years ended December 30:

	2020	2019
Total net change per the financial statements	$3,076,587	$36,107,894
Change in deemed defaulted loans	(26,053)	(40,145)
Change in adjustment from NAV to fair value for the Managed Income Portfolio Fund	1,091,963	1,108,104
Total net change per Form 5500	$4,142,497	$37,175,853

Barnes Group Inc. Retirement Savings Plan
EIN #06-0247840 Plan #012
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 30, 2020

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	Number of Units/Shares	(e) Current Value
*	Fidelity Management Trust Company	Fidelity Equity - Income K Fund	9,179,355	171,993	10,646,380
*	Fidelity Management Trust Company	Fidelity Blue Chip Growth K Fund	27,066,780	304,303	49,981,786
	Eaton Vance	Eaton Vance Parametric Structured Emerging Markets Fund	1,133,050	82,264	1,210,103
*	Fidelity Management Trust Company	Fidelity Stock Selector Small Cap Fund	6,768,722	304,810	9,348,510
*	Fidelity Management Trust Company	Fidelity Diversified International K Fund	7,914,960	225,092	10,750,372
*	Fidelity Management Trust Company	Fidelity Freedom Income K Fund	2,018,986	169,184	2,060,657
*	Fidelity Management Trust Company	Fidelity Freedom 2010 K Fund	2,847,167	181,112	2,948,500
*	Fidelity Management Trust Company	Fidelity Freedom 2020 K Fund	26,170,701	1,620,866	27,765,430
*	Fidelity Management Trust Company	Fidelity Freedom 2030 K Fund	34,034,208	1,948,348	37,505,699
*	Fidelity Management Trust Company	Fidelity Freedom 2040 K Fund	19,059,771	1,874,672	22,008,645
*	Fidelity Management Trust Company	Fidelity Freedom 2050 K Fund	12,150,350	1,053,443	14,253,082
*	Fidelity Management Trust Company	Fidelity Freedom 2060 K Fund	2,244,795	195,097	2,743,060
*	Fidelity Management Trust Company	Fidelity 500 Index	14,402,158	142,330	18,407,499
*	Fidelity Management Trust Company	Fidelity Extended Market Index	5,054,860	79,394	6,650,078
	BNY Mellon Investment Funds	BNY Mellon Bond Market Index Fund	9,586,907	903,855	9,987,603
	Victory Munder	Munder Mid Cap Core Growth R6 Fund	6,907,908	292,127	5,059,631
*	Fidelity Management Trust Company	Government Cash Reserve	4,065	4,065	4,065
	Total mutual funds				231,331,100

*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II	46,364,746	46,364,746	46,364,746

*	Barnes Group Inc.	Common stock	34,891,736	738,211	37,124,631

*	Fidelity Management Trust Company	Cash and cash equivalents	1,951,331	—	1,951,331

*	Notes receivable from participants	Interest rates ranging from 3.75% - 8.75%, with maturity dates ranging from January 2021 to December 2025	—	—	3,924,312
	Total assets (held at end of year)				$320,696,120

*	party-in-interest

Barnes Group Inc. Retirement Savings Plan
EIN #06-0247840, Plan #012
Form 5500, Schedule H, Part IV, Line 4(j) - Schedule of Reportable Transactions
For year Ended December 30, 2020

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Assets Sold	Current Value of Asset on Transaction Date	Net Gain/(Loss)
Category (iii) - Series of transactions in excess of 5% of Plan assets
* Fidelity Management Trust Company	MIP II CL 1	$20,650,338	—	—	20,650,338	—
* Fidelity Management Trust Company	MIP II CL 1	—	$21,573,111	$21,573,111	$21,573,111	—

*Party-in-Interest
There were no category (i), (ii), or (iv) reportable transactions
Columns for "Lease Rental" and "Expenses Incurred with Transactions" are not applicable

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Board of Directors of Barnes Group Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Barnes Group Inc.
Retirement Savings Plan
(Registrant)

Date: June 25, 2021	By:	/s/ DAWN N. EDWARDS
Dawn N. Edwards
Member of the Benefits Committee of Barnes Group Inc.

EXHIBIT INDEX

Exhibit No.	Description	Reference
23.1	Consent of Independent Registered Public Accounting Firm.	Filed with this report.